Exhibit 2

BOYALIFE GROUP LIMITED

Cesca Therapeutics Inc.

Investment Term Sheet

This term sheet sets forth the principal terms with respect to a potential transaction involving Boyalife Group Limited or its affiliates (the “Investor”) and Cesca Therapeutics Inc. (the “Company”).

As a major shareholder of the Company, the Investor observes that the Company has committed to be a leader in autologous cell-based therapies, yet lacks sufficient funds to support its phase III CLI clinical trial and other clinical programs. In addition, the Company is running a deficit in its Cord Blood Business Unit. The Investor believes that without any capital infusion, the Company will soon run into financial crisis that could lead to bankruptcy. As a result, the Investor believes it to be important for the Company to secure sufficient funds to complete the phase III CLI clinical trial. This term sheet sets forth a proposed investment by the Investor of an additional USD25 million into the Company, together with the Investor’s acquisition of the Company’s money-losing Cord Blood Business Unit. The outcome of this proposal is to ensure the Company has sufficient funds to complete the phase III CLI clinical trial based on existing budget. THE CLOSING OF THIS PROPOSED TRANSACTION WILL LEAD TO A CHANGE OF CONTROL TO THE COMPANY.

Under no circumstances shall this term sheet constitute or be deemed to constitute a legally binding commitment or agreement on the part of any of the parties, nor shall it be construed as an undertaking or agreement by any such party to accept any of the terms or arrangements described in this term sheet. Notwithstanding the foregoing, the sections of this term sheet captioned “Transaction Expenses”, “Exclusivity” and “Governing Law” shall be binding on the Investor and the Company.

I.	Acquisition of Shares

Equity Investment:	At Closing, the Company will issue shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), to Investor in exchange for an investment of USD25,000,000 (the “Investment”). The Investment will occur pursuant to a definitive stock purchase agreement between the Investor and the Company (the “Share Purchase Agreement”).

Purchase Price:	The purchase price for the Common Stock will be USD2.91 per share (the “Share Purchase Price”), payable by the Investor in cash at the closing of the Investment (the “Closing”). The Purchase Price is calculated as equal to the Thirty Day Simple Moving Average Price after market close on the day of June 22, 2016, the day before this term sheet is presented.

Additional Stock Issuance:	The Share Purchase Agreement will provide for the issuance by the Company to the Investor of an additional 25,000,000 shares of Common Stock for no additional consideration, if, at any time during the 36 months following the Closing, the Thirty Day Simple Moving Average Price of the Common Stock is below USD1.00 for 10 consecutive trading days.

Warrant Coverage:	At Closing, the Company will issue to the Investor 5-year warrants (the “Warrants”) to purchase additional shares of Common Stock at the same price as the Share Purchase Price. The Warrants will be exercisable for that number of shares equal to the number of shares of stock purchased at Closing in the Investment.

Registration:	The Common Stock and Warrants to be issued at the Closing, and the Additional Common Stock issuable to the Investor, shall be registered with the Securities and Exchange Commission and listed on the Nasdaq Stock Market prior to issuance to the Investor.

Representations and Warranties:	The Share Purchase Agreement will include customary representations and warranties made by the Company, subject to appropriate materiality, material adverse effect and knowledge qualifiers.

Preemptive Rights:	The Investor will have customary preemptive rights with respect to additional equity issuances by the Company.

Board of Directors:	The transaction will lead to a Change of Control. So long as the Investor owns at least 30% of the Company, all actions by the Company’s Board of Directors following the Closing will require the approval of at least one director designated by the Investor.

Additional Transaction:	Following the Closing, the Company will sell its ThermoGenesis Cord Blood Business Unit to the Investor (or one of its affiliates) at a cost equal to 1x of its annual revenue (the “Business Unit Sale”). The Business Unit Sale will occur pursuant to a definitive purchase agreement between the Company and the Investor (or its affiliate), containing customary representations, warranties, covenants and closing conditions.

Conditions to Closing:

The Share Purchase Agreement will include the following conditions to the parties’ obligations to close the Investment:

•     accuracy of representations and warranties (subject to a material adverse effect threshold);

•     compliance with covenants in all material respects;

•     no order, injunction or law shall be in effect which prohibits the consummation of the Closing;

•     absence of a Material Adverse Effect;

•     effectiveness of senior management employment agreements, including customary non-compete and non-solicit provisions;

•     approval of the Investment and the Business Unit Sale by the Company’s other stockholders;

•     termination of any previous Nomination and Voting Agreement in effect between the Company and the Investor; and

•     entry into an Investors’ Rights Agreement providing for the terms outlined above under the caption “Board of Directors”.

In addition, the Investor’s obligation to make the Investment will be subject to satisfactory completion of the Investor’s due diligence and negotiation and execution of an acceptable definitive Share Purchase Agreement.

Operations Prior to Closing:	Between the date hereof and the Closing, the Company will continue to operate its business in the ordinary course and consistent with prior practice.

Use of Proceeds:	The aggregate Share Purchase Price and the proceeds from the Business Unit Sale will be used to (i) repay the Company’s outstanding convertible debentures and all other outstanding indebtedness of the Company, (ii) fund the CLI(III) clinical trial, and (iii) pay all fees and expenses related to the Investment and the Business Unit Sale (see below).

Exclusivity:	The Company agrees that, during the period between execution of this term sheet by both parties and 45 days thereafter (the “Exclusivity Period”), unless this term sheet is earlier terminated as provided below, the Company will not and will cause its affiliates, officers, directors, employees, consultants, advisors and other agents and representatives not to, directly or indirectly, solicit, initiate, knowingly encourage, enter into or continue or participate in discussions or negotiations with any person or entity (other than the Investor), concerning a possible investment, merger, acquisition, sale of any material asset outside the ordinary course of business, or transfer or issuance of any capital stock, debt, or other securities of the Company or any of its subsidiaries, reorganization, recapitalization, liquidation, dissolution, or other business combination involving the Company or any of its subsidiaries; provided, however, the Exclusivity Period shall terminate (i) at such time as the Investor advises the Company in writing that it is not able or willing to consummate the Investment on the terms described herein; (ii) at such time that the parties mutually determine in writing that they are not able to agree on the terms of the Investment; or (iii) the Company and the Investor enter into the Share Purchase Agreement. The Company agrees to notify the Investor immediately if any person or entity makes any proposal, offer, inquiry, or contact with respect to any of the foregoing, including the material terms of such proposal, offer, inquiry or contact and the identity of the potential buyer.

Transaction Expenses:	Each of the parties will pay its own expenses incurred in connection with the Investment and the Business Unit Sale (including with respect to any governmental filings); provided, that, if the Closing occurs, all expenses incurred by the Investor in connection with the Investment and the Business Unit Sale will be paid by the Company.

Trading Matter:	The Investor will agree in connection with the Closing not to sell the Shares to be issued in the Investment prior to 180 days following the Closing.

Confidentiality:	The Investor and the Company have executed a Confidentiality Agreement, and all information provided in connection with the pursuit and consideration of the Investment and the Business Unit Sale are subject to the terms of the Confidentiality Agreement.

Governing Law:	This term sheet shall be governed by and construed according to the laws of the State of Delaware, without regard to its principles of conflicts of law.

Expiration:	This term sheet shall expire on June 30, 2016 unless previously executed by the Company and delivered to the Investor.

EXECUTED this              day of June, 2016

Boyalife Group Ltd.		Cesca Therapeutics Inc.

By:		By:
Name:	XIAOCHUN XU	Name:
Title:	CHAIRMAN & CEO	Title: